THE MANITOWOC COMPANY, INC.

NEWS For Immediate Release



              MANITOWOC COMPLETES ACQUISITION OF SHANNON



MANITOWOC, Wisconsin, December 1, 1995 --- The Manitowoc Company, Inc. (MTW), announced today that it had completed its acquisition of 100 percent ownership of The Shannon Group, Inc., a privately held manufacturer of commercial refrigerators, freezers and related products. Shannon was acquired from affiliates of Trivest, Inc., a private investment firm.

     Fred M. Butler, Manitowoc president and chief executive officer, said "I am very pleased that Shannon has now joined the Manitowoc family. Shannon is a market leader with quality products and an experienced management team. We expect Shannon will contribute to our continued growth in the food service product line."

     Shannon production and distribution will continue to operate independently, reporting directly to Robert K. Silva, Manitowoc chief operating officer.

     Shannon is headquartered in Brentwood, Tennessee, near Nashville. It has nine manufacturing facilities, located in Tennessee, Wisconsin, and Iowa, and about 1,200 employees.

     The Manitowoc Company is a leading producer of cranes and related products, commercial ice machines, commercial reach-in refrigerators and freezers, and also specializes in ship repair work on the Great Lakes.

Company contact:

Philip Keener
Treasurer
414-683-8133

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